Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 29, 2022

VIA EDGAR TRANSMISSION

Mr. Ray Be
Mr. Jay Williamson
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Unusual Whales Subversive Democratic Trading ETF S000078920
Unusual Whales Subversive Republican Trading ETF S000078921

Dear Mr. Be and Mr. Williamson:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on December 27, 2023 via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 146 to its registration statement. PEA No. 146 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on August 12, 2022 for the purpose of registering two new series of the Trust: the Unusual Whales Subversive Democratic Trading ETF (the “Democratic Trading Fund”), and the Unusual Whales Subversive Republican Trading ETF (the “Republican Trading Fund”) (each a “Fund” and together, the “Funds”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 146.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: The Staff notes that Section 105(c) of the Ethics in Government Act of 1978, as amended (the “EGA”), concerning the custody of and public access to reports, including the PTRs that are part each Fund’s principal investment strategy states that “It shall be unlawful for any person to obtain or use a report . . . (B) for any commercial purpose, other than by news and communications media for dissemination to the general public[.]” Please provide the Staff with your rationale for why the Funds are permitted to use PTRs for the purposes described in the Funds’ Prospectus.

Response: The Adviser’s counsel has informed the Trust that the main thrust of Section 105(c)(1)(B) of the EGA is that the potential commercial use of the reports (e.g. reselling of the reports, dissemination of personal data about Congresspeople), including PTR’s, would chill the reporting by Congresspeople of their trading activity. However, neither the Funds nor the Adviser will publish any information that relates to any particular Congressperson or that is contained in any specific filed report. Rather, to construct each Fund’s initial portfolio as well as make portfolio adjustments, the Adviser uses analysis that removes specific data points and cannot be traced back to actual trades. In other words, and simply put, the information in the reports cannot be derived by what will be published by the Funds on a daily basis pursuant to Rule 6c-11 under the Investment Company Act of 1940, as amended. If a person wanted to find out the sensitive information the law is intended to safeguard, they will still need to get that data from media outlets or directly from the filings, and not from the Funds.
Additionally, the information contained in PTRs is otherwise available indirectly through various other sources that have already extracted the data and made it widely publicly available. This information is used for a variety of purposes – both commercial and non-commercial – without reference to the actual reports, the specific Congresspeople or the actual trades. In contrast, the Adviser is conducting a derivative analysis to create portfolio holdings that will not provide information sufficient enough to replicate the specific data in the PTRs, in part because of the time delay in reporting and the fact that the PTRs disclose ranges. Additionally, the Adviser’s analysis anonymizes the available information. Importantly, the PTRs and the information contained therein are not being sold or published, will not be used to ridicule or embarrass and will not be used to market anything to Congresspeople.

For the reasons discussed above, it is the Adviser’s position that the Funds will not be using the reports “for any commercial purpose” as contemplated by the EGA.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 516-1652.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP